For immediate release - January 13, 2003
TSX: CL, NYSE: CLU

Canada Life Board Recommends Rejection of Manulife Offer
Directors' Circular Details Reasons Why Offer Is Inadequate

Toronto, Ontario - Canada Life Financial Corporation (Canada Life™) today mailed its Directors' Circular related to Manulife Financial Corporation's unsolicited offer to acquire the outstanding common shares of Canada Life. The Circular includes the unanimous conclusion of the Company's Board of Directors that the offer is inadequate and recommendation of the Board that shareholders reject the offer and not tender their shares. Two leading investment banking firms, BMO Nesbitt Burns and Credit Suisse First Boston, have provided the Board with opinions that the offer is inadequate.

"The Circular details all the reasons behind the Board's unanimous conclusion that the Offer is inadequate and that acceptance is not in the best interests of shareholders," said David A. Nield, Chairman and Chief Executive Officer of Canada Life. "Prominent among the reasons is the opinion of the Board that the offer fails to reflect the value of Canada Life shares."

The Circular highlights among other things that:

The Manulife offer does not reflect the value of Canada Life shares because:

  The offer is priced at valuation multiples substantially below those derived from comparable transactions.
  The offer does not reflect the unique value and growth prospects of Canada Life.

The timing of Manulife's offer is unfair to Canada Life's shareholders and maximizes the benefit to Manulife's shareholders at the expense of Canada Life's shareholders. This is because at the time of the offer:

  Canada Life's shares were trading near their 52 week low. As recently as June, 2002, Canada Life's shares had traded at prices in excess of $40, exceeding the current market value of the Manulife offer.
  Manulife's share price was relatively high. On December 6, 2002, the last trading day before Manulife announced its intention to make an offer, Manulife's shares closed at $37.90, having traded as low as $27.62 as recently as October 7, 2002. Since the date of the Manulife offer until January 8, 2003, Manulife's shares have traded at prices ranging from $34 to $37.30 .
  The trading price of a Canada Life share relative to the trading price of a Manulife share was almost at an historic low - a level particularly unfavourable to Canada Life shareholders.

Manulife can afford to pay more. Canada Life believes that Manulife has the ability to significantly increase its offer and still realize meaningful financial benefits for its shareholders.

The 20 day weighted average trading price of the Canada Life shares of $40.75 is greater than the average market value of the Manulife offer of $38.54 as of January 8, 2003 and has consistently been greater since the announcement of Manulife's offer.

Canada Life's Board, through its Special Committee and advisors is actively considering alternatives to the Manulife offer. Among other initiatives, the Company has established data rooms for the purpose of providing confidential information to third parties.

There is no need for Canada Life shareholders to do anything immediately. The offer is currently open until February 28, 2003 and it is entirely possible that one or more extensions will be necessary to deal with regulatory issues. The Board intends to communicate further with Canada Life's shareholders prior to the expiry of the offer.

Canada Life Financial Corporation will host a Conference Call at 10:00 a.m. today, Toronto time. Members of the media are welcome to listen in on the call. In Toronto, the number is 416-405-9328. Toll free, North America, the number is 1-800-387-6216. Participants are asked to provide their name, location and organization to the operator. A playback of this call will be available after 5:00 p.m. January 13, 2003, Toronto time until midnight, Toronto time on January 20, 2003 at 416-695-5800 (Passcode: 1346225) or toll free in North America at 1-800-408-3053 (Passcode: 1346225).

The Directors' Circular is posted on the "Latest Shareholder News" section of Canada Life's website at www.canadalife.com.

The call will be made available to listeners live over the Internet through Canada Life's web site. Go to http://www.canadalife.com/investor and click on "Presentations". The web cast will be archived and available on the web site.

Canada Life Financial Corporation, established in 1999, is the holding company for The Canada Life Assurance Company and is traded on the Toronto Stock Exchange under the symbol "CL" and the New York Stock Exchange under the symbol "CLU". The Canada Life Assurance Company, Canada's first domestic life insurance company founded in 1847, has total assets under administration in excess of $65 billion. Headquartered in Toronto, the Company operates in Canada, the United States, the Republic of Ireland, the United Kingdom, Germany, Brazil, Hong Kong and the Caribbean.

For further information contact:

Media Inquiries: Ardyth Percy-Robb, Corporate Communications Vice-President, (416) 597-1440, ext 6104, ardyth_percy-robb@canadalife.com	Investor Relations: Brian Lynch Vice-President, Investor Relations, (416) 597-1440, ext 6693, brian_lynch@canadalife.com